Shanda Games Announces Change to Board of Directors

HONG KONG, June 19, 2013 — Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or “the Company”), a leading online game developer, operator and publisher in China, today announced that Mr. Guoxing Jiang has resigned from his position as a member of the Company’s Board of Directors and a member of the Audit Committee for personal reasons. In addition, Shanda Games has appointed Mr. Yong Gui as a member of the Company’s Board of Directors and its Audit Committee.

Being recognized as a new talent in social science in China, Mr. Gui is a deputy dean, professor and Ph.D. supervisor at Fudan University’s School of Sociology in Shanghai. He also serves in various managerial and academic roles including council member of China Sociology Association (“CSA”), deputy director of CSA’s “Economic Sociology Special Committee,” council member of CSA’s “Social Network and Social Capital Special Committee,” vice general secretary of Shanghai Sociology Association and deputy director of the Shanghai Association of Young Talent for Societal Construction. Mr. Gui received his Bachelor’s and Master’s degree in Sociology and a Doctoral degree in Economics from Fudan University.

“On behalf of the Board, I would like to thank Mr. Jiang for his contributions to Shanda Games over the past years and wish him all the best in his future endeavors,” said Mr. Tianqiao Chen, Chairman of Shanda Games’ Board of Directors. “I am pleased to welcome Mr. Gui to our board and the Audit Committee. I believe Mr. Gui’s insightful understanding of Chinese society and population will be of great value to the Company, especially in the area of designing and managing our in-game virtual worlds.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com